Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

Local Bounti, Disruptive AgTech Company Redefining the Future of Farming, Announces Corporate Updates

Major New Customer Win with Addition of Albertsons, the Second Largest US Traditional Grocery Retailer – Total Store Count Served by Company now Exceeds 500

Expansion of Flagship Hamilton Facility Completed and Operational Ahead of Original Q4 2021 Plan, Enhancing Capacity by 140%. In Addition, Acquired Land for R&D Facility

Under Contract and in Due Diligence for Nevada Site Location for Build of Next Facility and On Track with Timelines for facilities in Pasco, WA and in Colorado

Building out Pipeline of Additional Product SKUs, Including Spinach and Arugula for Release in First Half of 2022

On Track to Successfully Close Planned Business Combination with Leo Holdings III Corp (NYSE:LIII) in Fourth Quarter 2021 to go Public

Hamilton, MT – October 21, 2021 – Breakthrough U.S. indoor agriculture company Local Bounti Corporation (“Local Bounti”), today is pleased to provide several significant corporate updates.

A leader in the controlled environment agriculture (“CEA”) space, where it uses 90% less water and 90% less land than traditional agriculture, Local Bounti is focused on significantly increasing produce shelf life, reducing waste and emissions, and addressing the availability of high-quality produce in local communities. Local Bounti’s sustainably-grown produce is cultivated locally, reducing food miles – the largest contributor to greenhouse gas emissions in the current produce supply chain. The environmental greenhouse conditions help to ensure nutritional value and taste, and Local Bounti’s products are non-GMO and pesticide/herbicide free. Local Bounti’s sustainable, root-on, living product results in less environmental impacts, carbon footprint, and less waste.

Expands Retail Footprint with Significant New Customer Win by Adding Major Grocery Retailer Albertsons

Local Bounti recently expanded its retail footprint with a significant new customer win by adding Albertsons, the second largest traditional grocery retailer in the U.S., to its customer base with products initially being rolled out to 84 locations in Utah, Idaho, Montana, Wyoming, Colorado, and Oregon, to provide Local Bounti’s expanded lineup of leafy greens and herbs that will arrive in-store within days of harvest. With the addition of these stores, Local Bounti’s distribution network now exceeds 500 retail locations and with this development Local Bounti is one of the most widely distributed indoor growers of leafy greens in the region.

Accelerated Completion of Flagship Hamilton Facility with Land Acquired for R&D Facility

Local Bounti completed expansion of its flagship Hamilton, Montana facility, which was originally expected to be completed and operational by the end of the fourth quarter of 2021. This facility became operational a quarter ahead of plan after increasing capacity by approximately 140 percent to meet rapidly growing demand. Local Bounti also recently acquired 20 acres of land adjacent to the Hamilton location for a planned R&D facility.

Update on Additional Site Locations

Local Bounti reported that it is under contract for a planned facility (its fourth facility) in Nevada, subject to due diligence and customary closing conditions. Local Bounti’s second facility in Pasco, WA and third planned facility in Colorado are on track for completion and to be operational as planned. Local Bounti continues to see increasing demand in each of these geographies for its products.

Building Out Pipeline of Additional Product SKUs

In response to growing customer demand, Local Bounti launched spring mix in the third quarter of 2021, increasing its SKU count from seven to eight. Spring mix joins Local Bounti’s existing line-up alongside red-green blend, crispy green leaf, butter head, loose leaf butter, romaine, cilantro, and basil. Additional products targeted for release in the first half of 2022 include spinach and arugula, among others.

On Track to Close Planned Business Combination with Leo Holdings III Corp

Local Bounti and Leo Holdings III Corp (NYSE: LIII) (“Leo”) are pleased with the solid execution and significant progress achieved by Local Bounti since announcing the business combination and are thankful for the support of investors interested in the continued growth of Local Bounti. Both parties expect the planned business combination to close in the fourth quarter of 2021 to take Local Bounti public.

“We are exceptionally pleased with our execution on multiple fronts in rapidly building our business toward fast facility and revenue scale up,” said Craig Hurlbert, co-CEO of Local Bounti. “I’m proud of our Local Bounti team in making this happen and it illustrates the strength in our business model and strategy, along with demonstrating the growing appetite our retailer and consumer customers have for longer lasting, sustainably grown fresh produce. Successful completion of these initiatives further paves the way toward our plans to have the best unit economics and growth trajectory of any company in the CEA space. We also continued the forward progress with our planned business combination with Leo so we can continue our mission as a publicly traded company,” continued Mr. Hurlbert.

Local Bounti estimates that the total U.S. market for herbs and vegetables is anticipated to reach $30 billion by 2025, with less than one percent of leafy greens being grown indoors today. To learn more about Local Bounti’s unique growing process, diversified product offerings and experienced leadership team, please visit localbounti.com.

In June 2021, Local Bounti and Leo announced that they entered into a definitive business combination agreement. Upon the closing of the proposed business combination (the “Business Combination”) between Leo and Local Bounti, which remains subject to customary closing conditions, Local Bounti expects its common stock and warrants to trade on the New York Stock Exchange under the new ticker symbols, “LOCL” and “LOCLW,” respectively.

About Local Bounti

Local Bounti is a premier controlled environment agriculture (CEA) company redefining conversion efficiency and environmental, social and governance (ESG) standards for indoor agriculture. Local Bounti operates an advanced indoor growing facility in Hamilton, Montana, within a few hours’ drive of its retail and food service partners. Reaching retail shelves in record time post-harvest, Local Bounti produce is superior in taste and quality compared to traditional field-grown greens. Local Bounti’s USDA Harmonized Good Agricultural Practices (GAP Plus+) and non-genetically modified organisms (GMO) produce is sustainably grown using proprietary technology 365 days a year, free of pesticides and herbicides, and using 90 percent less land and water than conventional outdoor farming methods. With a mission to ‘bring our farm to your kitchen in the fewest food miles possible,’ Local Bounti is disrupting the cultivation and delivery of produce. Local Bounti is also committed to making meaningful connections and giving back to each of the communities it serves. To find out more, visit localbounti.com or follow the company on LinkedIn for the latest news and developments.

Additional Information

In connection with the Business Combination, Leo filed with the Securities and Exchange Commission (the “SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), which includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”). The Registration Statement has been declared effective by the SEC and is being mailed to Leo’s shareholders and public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Leo shareholders and public warrant are encouraged to read the Joint Proxy Statement/Prospectus, including, among other things, the reasons for Leo’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Business Combination and the other shareholder and warrant holder proposals set forth therein as well as the background of the process that led to the pending Business Combination with Local Bounti.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the Joint Proxy Statement/Prospectus. Shareholders and public warrant holders will also be able to obtain copies of the Joint Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Joint Proxy Statement/Prospectus for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the Joint Proxy Statement/Prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Contact:

Kathleen Valiasek, Chief Financial Officer

Local Bounti

investors@localbounti.com